November 14, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of Shares of beneficial interest, no par value per share, of each of the following series of TCW ETF TRUST, under the Exchange Act of 1934:

- TCW Senior Loan ETF
- TCW Corporate Bond ETF
- TCW High Yield Bond ETF
- TCW Multisector Credit Income ETF
- TCW AAA CLO ETF

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com